Exhibit 99.3

TUANCHE LIMITED

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Net loss	(22,596)	(56,166)	(8,383)
Add:
Depreciation and amortization	4,634	3,673	548
Subtract:
Interest income, net	496	29	4
EBITDA	(18,458)	(52,522)	(7,839)
Add:
Share-based compensation expenses	4,415	6,148	918
Change of guarantee liability	1,542	—	—
Impairment of a long-term investment	700	—	—
Impairment of long-lived assets	—	15,614	2,331
Adjusted EBITDA	(11,801)	(30,760)	(4,590)

Net loss	(22,596)	(56,166)	(8,383)
Add:
Share-based compensation expenses	4,415	6,148	918
Change of guarantee liability	1,542	—	—
Impairment of a long-term investment	700	—	—
Impairment of long-lived assets	—	15,614	2,331
Adjusted net loss	(15,939)	(34,404)	(5,134)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(15,939)	(34,404)	(5,134)
Weighted average number of ordinary shares
Basic and diluted	305,884,935	309,041,616	309,041,616
Adjusted net loss per share from operations
Basic and diluted	(0.05)	(0.11)	(0.02)